Exhibit 21.1

Subsidiaries of the Registrant as of December 31, 2004

Name	Jurisdiction
Sequenom-Gemini, Ltd.	England and Wales
Gemini Genomics, (UK) Ltd.	England and Wales
Gemini Genomics, Ltd.	England and Wales
Sequenom GmbH	Germany